OMB APPROVAL
OMB Number:	3235-0145
Expires:	February 28, 2009
Estimated average burden
hours per response…..	14.5

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)1

Immunomedics, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

452907108

(CUSIP Number)

Immunomedics, Inc.

300 American Road

Morris Plains, New Jersey 07950

Attn: Dr. David M. Goldenberg

(973) 605-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 19, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

Page 1 of 8 Pages

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 452907108	13D	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dr. David M. Goldenberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 5,515,447
8 SHARED VOTING POWER 1,832,913
9 SOLE DISPOSITIVE POWER 5,362,818
10 SHARED DISPOSITIVE POWER 1,832,913

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,587,303
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.4% (1)
14	TYPE OF REPORTING PERSON IN

(1)	Based on 75,111,164 shares of Common Stock issued and outstanding as of September 25, 2008.

CUSIP No. 452907108	13D	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cynthia L. Sullivan (also known as Cynthia L. Goldenberg)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,238,943
8 SHARED VOTING POWER 1,133,458
9 SOLE DISPOSITIVE POWER 1,238,943
10 SHARED DISPOSITIVE POWER 1,133,458

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,649,513
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.5% (1)
14	TYPE OF REPORTING PERSON IN

(1)	Based on 75,111,164 shares of Common Stock issued and outstanding as of September 25, 2008.

This Amendment No. 8 amends and restates in its entirety the Schedule 13D Amendment No. 7 filed on behalf of Dr. David M. Goldenberg and Cynthia L. Sullivan on October 29, 2002.

Item 1.	Security and Issuer

This statement relates to the common stock, $0.01 value per share (the “Common Stock”), of Immunomedics, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principle executive offices are located at 300 American Road, Morris Plains, New Jersey 07950.

Item 2.	Identity and Background

(a)

(i) Dr. David M. Goldenberg

(ii) Cynthia L. Sullivan

(b)

(i) c/o Immunomedics, Inc., 300 American Road, Morris Plains, New Jersey 07950

(ii) c/o Immunomedics, Inc., 300 American Road, Morris Plains, New Jersey 07950

(c)

(i) Chairman of the Board of Directors and Chief Scientific Officer and Chief Medical Officer, Immunomedics, Inc., a biopharmaceutical company primarily focused on the development of monoclonal, antibody-based products for the targeted treatment of cancer, autoimmune and other serious diseases. Immunomedics, Inc. is located at 300 American Road, Morris Plains, New Jersey 07950. Dr. David M. Goldenberg is the husband of Cynthia L. Sullivan.

(ii) President and Chief Executive Officer, Immunomedics, Inc., a biopharmaceutical company primarily focused on the development of monoclonal, antibody-based products for the targeted treatment of cancer, autoimmune and other serious diseases. Immunomedics, Inc. is located at 300 American Road, Morris Plains, New Jersey 07950. Cynthia L. Sullivan is the wife of Dr. David M. Goldenberg.

(d)

(i) During the last five years, Dr. Goldenberg has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(ii) During the last five years, Ms. Sullivan has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

(i) During the last five years, Dr. Goldenberg has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(ii) During the last five years, Ms. Sullivan has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

(i) United States

(ii) United States

Item 3.	Source and Amount of Funds or Other Consideration

On September 19, 2008, the Reporting Persons purchased an additional 150,000 shares of Common Stock, at prices ranging from $1.94 to $2.00 per share, from an account held as joint tenants by the Reporting Persons. The shares were purchased through a series of open market purchases with $299,816 from the personal funds of the Reporting Persons.

Item 4.	Purpose of Transaction

Neither Dr. Goldenberg nor Ms. Sullivan has any present plans or proposals of the types set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D. Dr. Goldenberg and Ms. Sullivan may, from time to time, acquire additional shares of Common Stock or dispose of all or a portion of the shares of Common Stock beneficially owned by him or her, as applicable, either in the open market or in privately negotiated transactions. Dr. Goldenberg and Ms. Sullivan may also obtain additional shares of Common Stock upon the exercise of the stock options described in Item 5 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)

(i) As of September 25, 2008, Dr. Goldenberg beneficially owned 8,587,303 shares of Common Stock, or 11.4% of the total outstanding shares of Common Stock.

(ii) As of September 25, 2008, Ms. Sullivan beneficially owned 8,649,513 shares of Common Stock, or 11.5% of the total outstanding shares of Common Stock.

(b)

(i) With respect to Dr. Goldenberg’s beneficial ownership of Common Stock, he has sole voting and dispositive power over 5,362,818 shares of Common Stock, of which (i) 4,000,318 shares are held by Dr. Goldenberg directly; and (ii) 1,362,500 shares may be acquired by Dr. Goldenberg upon exercise of options to purchase shares of Common Stock exercisable within 60 days of the date of this amended Schedule 13D. Dr. Goldenberg also has sole voting power over an additional 152,629 shares pursuant to an agreement with Hildegard Gruenbaum Katz (his former wife). Dr. Goldenberg has shared voting and dispositive power over 1,832,913 shares of Common Stock, of which (i) 160,000 shares are held jointly by Dr. Goldenberg and Ms. Sullivan; (ii) 723,894 shares are held by Dr. Goldenberg as beneficial owner of three grantor retained annuity trusts dated January 8, 2001, April 3, 2001 and July 5, 2002, respectively, the trustees of which are Ms. Sullivan, Eva J. Goldenberg and Deborah S. Orlove; (iii) 823,388 shares are held by the David M. Goldenberg Millennium Trust; (iv) 34,725 shares are held by a majority-owned subsidiary of Immunomedics, Inc., IBC Pharmaceuticals, Inc., of which Dr. Goldenberg is a director; and (v) 90,906 shares are held by the David M. Goldenberg Dynasty Trust. Dr. Goldenberg beneficially owns an aggregate of 8,587,303 shares and disclaims beneficial ownership with respect to an aggregate of 2,340,591 of those shares, of which (i) 12,743 shares are held by Ms. Sullivan directly; (ii) 823,388 shares are held by the David M. Goldenberg Millennium Trust; (iii) 34,725 shares are held by IBC Pharmaceuticals, Inc., of which Dr. Goldenberg is a director; (iv)11,200 shares as to which Ms. Sullivan has voting and dispositive power as custodian of her children or as trustee for a trust for their benefit; (v) 1,215,000 shares may be acquired by Ms. Sullivan upon exercise of options to purchase shares of Common Stock exercisable within 60 days of the date of this amended Schedule 13D; (vi) 152,629 shares over which Dr. Goldenberg has sole voting power pursuant to an agreement with

Hildegard Gruenbaum Katz (his former wife; and (vii) 90,906 shares are held by the David M. Goldenberg Dynasty Trust. The aggregate number of shares beneficially owned by Dr. Goldenberg does not include 100,000 restricted stock units granted to Ms. Sullivan on July 18, 2008 pursuant to Immunomedics, Inc.’s 2006 Stock Incentive Plan for her service as President and Chief Executive Officer of Immunomedics, Inc., none of which have vested.

(ii) With respect to Ms. Sullivan’s beneficial ownership of Common Stock, she has sole voting and dispositive power over 1,238,943 shares of Common Stock, of which (i) 12,743 shares are held by Ms. Sullivan directly; (ii) 1,215,000 shares may be acquired by Ms. Sullivan upon exercise of options to purchase shares of Common Stock exercisable within 60 days of the date of this amended Schedule 13D; and (iii) 11,200 shares as to which Ms. Sullivan has voting and dispositive power as custodian of her children or as trustee for a trust for their benefit. Ms. Sullivan has shared voting and dispositive power over 1,133,458 shares of Common Stock, of which (i) 160,000 shares are held jointly by Ms. Sullivan and Dr. Goldenberg; (ii) 723,894 shares are held as a trustee of three grantor retained annuity trusts for the benefit of Dr. Goldenberg dated January 8, 2001, April 3, 2001 and July 25, 2002, respectively, the trustees of which also include Eva J. Goldenberg and Deborah S. Orlove; (iii) 34,725 shares are held by a majority-owned subsidiary of Immunomedics, Inc., IBC Pharmaceuticals, Inc., of which Ms. Sullivan is president; and (iv) 214,839 shares are held as trustee of Escalon Foundation, a not-for-profit corporation organized under the laws of the State of New Jersey, the trustees of which also include Eva J. Goldenberg and Deborah S. Orlove. Ms. Sullivan beneficially owns an aggregate of 8,649,513 shares and disclaims beneficial ownership with respect to an aggregate of 7,261,770 of those shares, of which (i) 4,000,318 shares are held by Dr. Goldenberg, Ms. Sullivan’s husband; (ii) 723,894 shares are held as a trustee of three grantor retained annuity trusts for the benefit of Dr. Goldenberg dated January 8, 2001, April 3, 2001 and July 25, 2002, respectively, the trustees of which also include Eva J. Goldenberg and Deborah S. Orlove; (iii) 34,725 shares are held by IBC Pharmaceuticals, Inc., of which Ms. Sullivan is president; (iv) 11,200 shares as to which Ms. Sullivan has voting and dispositive power as custodian of her children or as trustee for a trust for their benefit; (v) 1,362,500 shares may be acquired by Dr. Goldenberg upon exercise of options to purchase shares of Common Stock exercisable within 60 days of the date of this amended Schedule 13D; (vi) 214,839 shares are held as trustee of Escalon Foundation, a not-for-profit corporation organized under the laws of the State of New Jersey, the trustees of which also include Eva J. Goldenberg and Deborah S. Orlove; (vii) 90,906 shares are held by the David M. Goldenberg Dynasty Trust; and (viii) 823,388 shares are held by the David M. Goldenberg Millennium Trust. The aggregate number of shares beneficially owned by Ms. Sullivan does not include 100,000 restricted stock units granted to her on July 18, 2008 pursuant to Immunomedics, Inc.’s 2006 Stock Incentive Plan for her service as President and Chief Executive Officer of Immunomedics, Inc., none of which have vested.

(c)

(i) Other than as reported under Item 3, Dr. Goldenberg did not effect any transactions in the Common Stock in the past sixty days.

(ii) Other than as reported under Item 3, Ms. Sullivan did not effect any transactions in the Common Stock in the past sixty days.

(d)

(i) No other person is known to Dr. Goldenberg to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by him, except as disclosed in Item 5(b)(i).

(ii) No other person is known to Ms. Sullivan to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by her, except as disclosed in Item 5(b)(ii).

(e)

(i) Not applicable.

(ii) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Dr. Goldenberg has an agreement with Hildegard Gruenbaum Katz (his former wife) to vote 152,629 shares of Common Stock owned by her.

Item 7.	Material to Be Filed as Exhibits

Exhibit	Name
1*	Agreement, dated as of February 10, 1997, between Hildegard Gruenbaum and David M. Goldenberg, regarding the voting power of 152,629 shares of Common Stock was previously filed as Exhibit 2.E to Schedule 13D Amendment No. 4 filed on March 6, 1997 and is incorporated by reference to this amendment.

2*	Joint Filing Agreement, dated as of October 29, 2002, between David M. Goldenberg and Cynthia L. Sullivan was previously filed as Exhibit 2 to Schedule 13D Amendment No. 7 filed on October 29, 2002 and is incorporated by reference to this amendment.

*	Previously filed

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 25, 2008	By:	/s/ David M. Goldenberg
	Name:	David M. Goldenberg

Dated: September 25, 2008	By:	/s/ Cynthia L. Sullivan
	Name:	Cynthia L. Sullivan

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)